PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713 626 1919 www.invesco.com/us

April 27, 2021

Board of Trustees

AIM Growth Series (Invesco Growth Series) (the “Trust”)

11 Greenway Plaza, Suite 1000

Houston, Texas 77046-1173

Re: Initial Capital Investment in New Portfolio of the Trust

Ladies and Gentlemen:

We are purchasing shares of the Invesco Peak Retirement 2010 Fund (the “Fund”), a new portfolio of the Trust, for the purpose of providing initial investment for the Fund. The purpose of this letter is to set out our understanding of the conditions of and our promises and representations concerning this investment.

We hereby agree to purchase shares equal to the following dollar amount for the Fund:

FUND AND CLASS	AMOUNT	PURCHASE DATE
Initial investment as sole shareholder
Invesco Peak Retirement 2010 Fund –
Class A Shares	$10.00	April 28, 2021
Class C Shares	$10.00	April 28, 2021
Class R Shares	$10.00	April 28, 2021
Class R5 Shares	$10.00	April 28, 2021
Class R6 Shares	$10.00	April 28, 2021
Class Y Shares	$10.00	April 28, 2021

We understand that the initial net asset value per share for the portfolio named above will be $10.00.

We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase by the Trust.

We further agree to provide the Trust with at least three business day’s advance written notice of any intended redemption of amounts invested for the purpose of commencing operations and agree that we will work with the Trust with respect to the amount of such redemption so as not to place a burden on the Trust and to facilitate normal portfolio management of the Fund.

Sincerely yours,

INVESCO ADVISERS, INC.

/s/ Jeffrey H. Kupor
Jeffrey H. Kupor
Senior Vice President & Secretary